03001719

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

DIVISION OF MARKET REGULATION

UF 2-20-03

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RECEIVED
SECURITIES AND EXCHANGE COMMISSION

SEC FILE NUMBER
8- 49846

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Euromax Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15063 Charlotte Avenue

(No. and Street)

San Jose, California 95124

(City) (State) (Zip Code)

RECD S.E.C.
JAN 07 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Augusto B. Navarro, Jr. (408) 559-1043

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kinkade, Stephen Roy

(Name — *if individual, state last, first, middle name*)

100 Palm Avenue, San Rafael, CA 94901

(Address) (City) (State) (Zip Code)

PROCESSED
FEB 25 2003
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Augusto B. Navarro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euromax Financial Services, Inc., as of September 30, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions.

PLEASE SEE ATTACHED CURRENT CALIFORNIA NOTARY FORM

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~. Operations
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Santa Clara } ss.

Subscribed and sworn to (or affirmed) before me this 26 (Date) day of December (Month), 2002 (Year) by

(1) Augusto B. Navarro
Name of Signer(s)

(2) ______________________________.
Name of Signer(s)

[signature]
Signature of Notary Public

— OPTIONAL —

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 12/26/02 Number of Pages: 1

Signer(s) Other Than Named Above: none

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

STEPHEN R. KINKADE
CERTIFIED PUBLIC ACCOUNTANT
100 PALM AVENUE
SAN RAFAEL, CALIFORNIA 94901
-----
(415) 883-9350 TEL
(415) 883-9358 FAX

Report of Independent Public Accountant

Euromax Financial Services, Inc.:

I have audited the statement of financial condition of Euromax Financial Services, Inc. as of September 30, 2002, and the related statements of operations and changes in owner's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euromax Financial Services, Inc. as of September 30, 2002, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

December 27, 2002

EUROMAX FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Cash		$ 12,504
Concession receivable		1,067
Organization costs, less accumulated amortization of $24,925		0
TOTAL		$ 13,571

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable		$ 1,175
Stockholder's equity (Notes 1 and 3)		
Paid-in capital	$104,116	
Deficit	(91,720)	
Total stockholder's equity		12,396
TOTAL		$ 13,571

The accompanying notes are an integral part of this statement.

EUROMAX FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

REVENUE	
Concession	$ 1,112
Total	1,112
EXPENSES	
Professional services	5,223
Amortization of organization costs	1,246
Regulatory	2,190
Communications	30
Total	8,689
NET LOSS	$ (7,577)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

BALANCE, September 30, 2001	$ 9,973
Contribution of paid-in capital	10,000
Net loss	(7,577)
BALANCE, September 30, 2002	$ 12,396

The accompanying notes are an integral part of these statements.

EUROMAX FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Cash flows from operating activities:		
Net loss		$(7,577)
Adjustments to reconcile net income to cash flows from operating activities:		
Items charged to operations not requiring cash: Amortization	$ 1,246	
Change in assets and liabilities:		
Increase in accounts payable	650	
Decrease in receivables	249	
Net adjustments		2,145
Net cash from operating activities		(5,432)
Cash flows from financing activities		
Receipt of paid-in capital		10,000
Net increase in cash		4,568
Cash at September 30, 2001		7,936
Cash at September 30, 2002		$12,504

During the year ended September 30, 2002, $800 was paid for California franchise taxes, and no cash was paid for interest.

The accompanying notes are an integral part of this statement.

EUROMAX FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

1. Organization and Broker-Dealer Registration

The Company was incorporated August 19, 1996, in the state of California. The Company's primary business is the sale of mutual funds. The Company became registered as a broker-dealer with the Securities and Exchange Commission effective December 17, 1996. The Company was approved for membership in the National Association of Securities Dealers effective December 15, 1997, and became registered with the State of California on September 17, 1998.

2. Significant Accounting Policies

The Company has maintains its general ledger on the cash basis, but appropriate adjustments have been made to present these financial statements on the accrual basis. Organization costs are amortized over sixty months.

3. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain both minimum net capital, as defined, and a maximum "net capital ratio", as defined. The values of these defined operating parameters may vary materially from day to day. At September 30, 2002, the Company's net capital was $11,329, which amount is $6,329 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital may not exceed 15.00 to 1. At September 30, 2001, the Company's net capital ratio was 0.10 to 1.

4. Taxes on Income

The Company has elected to pay taxes on the cash basis of accounting. Deferred taxes may arise due to timing differences between the accrual and cash bases of accounting. The Company is subject to a minimum annual California franchise tax of $800.

FOCUS REPORT - PART IIA As of 09/30/02
Computation of Net Capital

Firm Name: Euromax Financial Services, Inc. Firm ID: 042426

1	Total ownership equity		12,396
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		12,396
4	Add:		
A	Allowable subordinated liabilities		
B	Other deductions or credits		
	Description	Amount	

5	Total cap & allowable subloans		12,396
6	Deductions &/or charges		
A	Total non-allowable assets	1,067	
B	Secured demand note deficiency		
C	Cap chrgs for spot & commodity futures		
D	Other deduction &/or charges		- 1,067
7	Other additions &/or allowable credits		
	Description	Amount	

8	Net capital before haircuts		11,329
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment sec:		
1	Exempted securities		
2	Debt securities		
3	Options		
4	Other securities		
D	Undue concentration		
E	Other		
	Description	Amount	

10	Net Capital		11,329
			=========

FOCUS REPORT - PART IIA As of 09/30/02
Computation Of Basic Net Capital Requirement
Firm Name: Euromax Financial Services, Inc. Firm ID: 042426

11	Minimum net capital requirement:(based on Aggregate Indebtedness)		78
12	Minimum Dollar Requirement		5,000
13	Net Cap reqmt (greater of line 11 or 12)		5,000
14	Excess net capital		6,329
15	Exc net cap @ 1000% (net cap - 10% of AI)		11,211
	Computation of Aggregate Indebtedness		
16	Total AI liab from Balance Sheet		1,175
17	Add:		
A	Drafts for immediate credit		
B	Mkt val of sec borrowed where no equiv value is paid or credited		
C	Other unrecorded amounts		
	Description	Amount	
19	Total Aggregate Indebtedness		1,175
20	Ratio of AI/NC:		0.10
21	Percentage of debt to debt equity		

SCHEDULE II

EUROMAX FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
SEPTEMBER 30, 2002

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2002

Not applicable.

SCHEDULE III

EUROMAX FINANCIAL SERVICES, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2002

Per original filing	$ 12,504
Audit adjustments:	
To accrue additional accounts payable	(1,175)
Per this filing	$ 11,329

STEPHEN R. KINKADE
CERTIFIED PUBLIC ACCOUNTANT
100 PALM AVENUE
SAN RAFAEL, CALIFORNIA 94901
---
(415) 883-9350 TEL
(415) 883-9358 FAX

Report of Independent Public Accountant

Euromax Financial Services, Inc.:

In planning and performing my audit of the financial statements of Euromax Financial Services, Inc. for the year ended September 30, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not maintain customer security accounts and does not handle customer securities, I did not make a study of any practices or procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisions, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or (iii) in obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matters involving the control procedures and their operation that I consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Euromax Financial Services, Inc. for the year ended September 30, 2002, and this report does not affect my report thereon dated December 27, 2002. Weaknesses noted include the following:

(1) The Company maintained its books and records, and filed its regulatory reports on the cash basis of accounting; the Company failed to maintain its books and records on the accrual basis of accounting. This failure resulted in inaccuracies in the Company's net capital computations, generally understating accrued liabilities and overstating net capital.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives, except as noted in item (1) above.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

Stephen R Kuhrach

December 27, 2002